

June 14, 2010

Richard F. Hamm, Jr.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

> **Re:** **Dendreon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Schedule 14A filed April 23, 2010**
> **File No. 000-30681**

Dear Mr. Hamm:

We have reviewed your June 10, 2010 response to our May 20, 2010 letter and the Part III information included in your Schedule 14A filed April 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A filed April 23, 2010

Impact of Company and Individual Performance on Executive Compensation, page 16

1. We note your disclosure that payment of the annual cash incentive is determined by taking into account both pre-determined corporate and individual goals. While you have disclosed the corporate goals, whether or not those goals were achieved and how the achievement was tied to the level of bonus paid, you have not provided similar disclosure with respect to the individual pre-determined goals. Accordingly, please provide us with sample disclosure for inclusion in your next annual report or proxy statement which sets forth the individual goals for each executive officer. Please confirm that you will disclose the level of achievement of each goal and how such achievement was tied to the amount of bonus paid. To the extent any of the goals are quantifiable, your disclosure regarding such goals and achievement should be quantified.

<u>Annual Cash Incentives, page 17</u>

2. We note that, for each Named Executive Officer other than Dr. Gold, there is a 5% increase in target cash incentive for fiscal year 2010, from 40% of base salary to 45% of base salary. Please confirm that, in your next Form 10-K or Definitive Proxy Statement for the fiscal year ended December 31, 2010, you will include disclosure setting forth the reasons for the 40% increase in Dr. Gold's 2010 target cash incentive from 60% of base salary to 100% of base salary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director